WEBWOWZER LLC

FINANCIAL STATEMENTS

DECEMBER 31,2021

DALAL ASSOCIATES
CPAs P.C

DALAL ASSOCIATES
CPAs P.C.

Peter Dalal, CPA, *Partner*
Arish Dalal, CPA, *Partner*
Michael Wasiieski, CPA, CGMA, *Partner*
Keenan Dalal, CPA, *Partner**

Members of AICPA • NYSSCPA
*Licensed in Florida

WebWozer Inc.

To the Stockholders,

Management is responsible for the accompanying financial statements of WebWozwer Inc, which comprise the statement of assets, liabilities, stockholders' equity and cash flows– tax basis as of December 31,2021 and the related statement of revenue, expenses, and retained earnings – tax basis for the period then ended in accordance with the income tax basis of accounting, and for determining that the tax basis of accounting is an acceptable financial reporting framework. We have performed compilation engagements in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements, nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The financial statements are prepared in accordance with the tax basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

DALAL ASSOCIATES CPA's P.C.
WESTBURY, NEW YORK

Dalal Associates CPAs PC

June 1, 2023

600 Shames Drive, Westbury, NY 11590 • 516-334-2112 • Fax 516-334-7520 • www.dalalcpa.com

WebWowzer INC
Statement of Assets, Liabilities and Stockholders' Equity
Tax Basis
As of December 31, 2021

(See Accountant's Compilation Report)

ASSETS		
Current Assets		
Cash on Hand		$ 56,131
Other Assets		
Start-Up Costs		
Product Development	$ 25,187	
Consulting Fees	70,633	
Legal Expense	732	
Advertising	11,433	
Total Start-Up Costs		107,985
Total Assets		$ 164,116
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Credit Card (Visa) Payable		$ 23,724
Stockholders' Equity		
Common Stock		150,000
Retained Earnings (Deficit)		$ (9,608)
Total Stockholders' Equity		$ 140,392
Total Stockholder's Equity and Liabilities		$ 164,116

WebWowzer INC
Statement of Revenue and Expenses
Tax Basis
For the period ended December 31,2021

(See Accountant's Compiliation Report)

REVENUES		
Subscription Fees	$	-
Design Fees		-
Total Revenues		-
Credit Card Fees		231
Telephone		6,743
Accounting		360
Office Supplies		2,274
Total Expenses		9,608
Net Income (Loss)	$	(9,608)

WebWowzer Inc
Statement of Stockholders' Equity
Tax Basis
For the Period ended December 31,2021

(See Accountant's Compilation Report)

	Common Stock	Retained Earnings (Deficit)
Balances at Beginning of Period	$ -	$ -
Capital Contribution	150,000	
Net Income (Loss)		(9,608)
Balances at December 31,2021	$ 150,000	$ (9,608)

WebWowzer INC
Statement of Cash Flows
Tax Basis
For the period ended December 31,2021

(See Accountant's Compilation Report)

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (9,608)
Changes in Operating Assets and Liabilities:	
Increase (decrease) in accounts payable	23,724
Total Cash Provided by Operating Activities	14,116
Cash Flows from Investing Activities:	
(Increase) decrease in Start-Up Costs	(107,985)
Cash Flows from Financing Activities:	
Capital Contributions	150,000
Net Increase (decrease) in Cash	56,131
Cash in the beginning of year	-
Cash at the end of the year	$ 56,131

Webwowzer, Inc.

Notes to Financial Statements
December 31 ,2021

Note 1- ORGANIZATION

The Webwowzer, Inc. (the "Organization") was incorporated on October 14, 2022, as a profit organization under the laws of the State of Virginia and registered in Delaware. The Organization was established as a subscription based Do It Yourself website builder.

Note 2- SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the tax basis of accounting which is a basis of accounting (OCBOA) other than accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For the purpose of cash flows, the organization includes cash on deposit and cash on hand with maturities less than three months to be cash and cash equivalents.

Fixed Assets

Fixed assets are carried at cost and depreciation is recorded on a straight-line method over the estimated useful life of the asset, estimated to be five years.

Income Taxes

The company will pay corporate income taxes to the Federal Government and the State of Virginia

Investments

The company has no Investments as of December 31, 2021.

Support and Revenue

Revenues are recorded on the tax basis of accounting in the year for which the income is received. There were no revenues as of December 31, 2021.

Note 3- FIXED ASSETS

Fixed assets on December 31, 2022, consist of the following:
None.

Note 4- OPERATING LEASES
The Organization does not occupy any office space and is therefore not bound under a lease.

Note 5- CREDIT RISK

The Organization has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Organization being able to recoup only a portion of its cash.

Note 6- INVESTMENTS

None

Note 7- SUBSEQUENT EVENTS

The company has engaged Wefunder to raise additional Capital. As of June 1, 2023, the company has commitments of $51,000, but have not yet collected. In addition, the company has received an additional Investment for an outside investor of $ 25,000.